A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Receives Nasdaq Notice of Noncompliance

SHENYANG, China, September 6, 2011/PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR) ("A-Power" or the “Company”), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that on September 1, 2011, it received a determination letter from the Staff of The Nasdaq Stock Market LLC (“Nasdaq”).

The Nasdaq Staff indicated in its letter that the continued listing of the Company’s securities on Nasdaq is no longer warranted based on certain circumstances surrounding the resignation of the Company’s independent auditor, MSCM LLP (“MSCM”), on June 26, 2011, as well as the circumstances surrounding the Company’s recent director resignations. The Staff’s determination is based on the authority granted to Nasdaq under Listing Rule 5101.

In addition, the Staff determined that Company’s failure to timely file with the SEC the Form 20-F for the year ended December 31, 2010 (the “Form 20-F”), as required by Listing Rule 5250(c), constitutes a separate basis for delisting.

Accordingly, unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel by September 8, 2011, its securities would become subject to suspension followed by delisting. The Company’s securities are presently in a trading halt.

The Company intends to timely request a hearing before the Panel, at which it will respond to the concerns raised by the Staff and request continued listing pending the filing of its Form 20-F. As part of the request to the Nasdaq Hearings Department, the Company will also request that any suspension of the Company’s securities be stayed at least until the Panel renders its determination following the hearing. In the event that the Panel does not grant this request and the Company’s securities are suspended in advance of the hearing, the Company’s securities would become eligible for trading in the over-the-counter market. Notwithstanding, the hearing would go forward and the Panel would have the ability to terminate the suspension and reinstate trading on Nasdaq, if so inclined based on the information provided at the hearing. There can, however, be no assurance that the Panel will grant the Company’s request for continued listing.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

Safe harbor statement

This news release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "expects," "estimates," "future," "intends," "may," "plans," "will," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and or years; we may experience construction, manufacturing, and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this news release, except as required by law.

A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email:  tmyers@ChristensenIR.com

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com